Exhibit 99.1

Vision Marine Technologies Acquires Nautical Ventures Group, Boating Industry 2024 Top 100 Dealer of the Year

●	Creates North America’s first High-Voltage Propulsion Manufacturer with Multi-Brand Retail and Service Infrastructure
●	Positions Company for Accelerated Growth in $2.5B+ Global Electric Boat Market
●	Consistently Generated Over USD $100 Million in Annual Sales from 2020 to 2023

Montreal, QC / June 23, 2025 – Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a leader in high-voltage electric marine propulsion systems, today announced the acquisition of Nautical Ventures Group, Inc. (“Nautical Ventures”), a Florida-based recreational boat dealership, marina, and service provider. Recently named the 2024 Boating Industry “Dealer of the Year”. Nautical Ventures is widely recognized as one of the top boat dealership networks in the United States—and is notably the number one Axopar dealership globally.

This acquisition marks the formation of North America’s first electric boat propulsion and boat dealership company, combining Vision Marine’s proprietary E-Motion™ high-voltage electric powertrain with Nautical Ventures’ retail footprint, multi-brand boat inventory, and full-service infrastructure.

“This acquisition marks a pivotal step in Vision Marine’s strategy to scale and compete at the highest level of the global boating industry,” said Alexandre Mongeon, CEO of Vision Marine. “The market is entering a new phase—one defined by innovation in propulsion, increasing demand for integrated solutions, and rising expectations from both OEMs and consumers. By joining forces with Nautical Ventures, we gain immediate access to a proven retail and service network, allowing us to accelerate the rollout of next-generation marine technology. Nautical Ventures’ founder & CEO Roger Moore has been a mentor and friend for over a decade, and I am honored to carry forward this shared vision under one banner.”

Roger Moore added: “Nautical Ventures has always focused on bringing the best products and experiences to boaters. Our partnership with Vision Marine allows us to stay true to that mission while expanding what’s possible. Electric propulsion is no longer a future concept—it’s here, and it’s ready.”

Nautical Ventures operates nine high-volume retail locations across Florida, including two flagship waterfront showrooms, providing Vision Marine with direct access to one of the most concentrated and active recreational boating markets in the world. The dealership offers a wide portfolio of prestigious marine brands including Axopar, Beneteau, Brabus, Edgewater, Flite, Highfield, Hobie, Mercury, NorthStar, Seabob, Smokercraft, Suzuki, Tohatsu, Wellcraft, and Yamaha, serving a diverse customer base from high-performance boaters to luxury yacht owners and international resort fleets.

Transaction Highlights: A New Powerhouse in Boating

●	Turnkey Electric Boating Platform – Vision Marine now offers a complete electric boating solution encompassing propulsion system design and manufacturing, boat integration, showroom sales, convenient sea trial access, professional installation, and comprehensive long-term service and maintenance.

●	Direct-to-Consumer Expansion – With the addition of Nautical Ventures’ premium dealer network, Vision Marine is positioned to directly sell and install its E-Motion™ high-voltage systems across a wide range of globally recognized boat platforms—both those already integrated through the Company’s 22 completed HV deployments and additional leading brands offered through Nautical Ventures’ retail portfolio.

●	Immediate Market Penetration – Nautical Ventures’ six locations across Florida’s most active boating markets provide Vision Marine with direct exposure to tens of thousands of marine consumers annually. Their strong presence at major U.S. boat shows further enhances brand visibility and creates high-impact opportunities for customer engagement, product demonstration, and electric adoption.

●	Diversified Revenue Streams – In addition to Vision Marine’s existing consumer sales generated through production agreements with OEM partners, the acquisition adds high-margin dealership sales, rentals, parts, and aftermarket services—broadening the Company’s revenue mix.

●	Foundation for Scaled Growth – The combined entity is now positioned to execute a nationwide rollout of integrated electric boats and services across both consumer and OEM channels.

With the global electric boat market projected to exceed USD $2.5 billion by 2030, and an anticipated compound annual growth rate (CAGR) of over 18%, Vision Marine is now strategically positioned to lead this rapidly growing segment with a high-performance propulsion platform and direct market access through established retail and service infrastructure.

Integration of Nautical Ventures’ operations is already underway.

The transaction was funded through a combination of cash, a seller’s note and up to 255,102 shares of Vision Marine’s common stock.

ThinkEquity acted as an advisor to Vision Marine in connection with the acquisition.

About Vision Marine Technologies Inc.
Vision Marine Technologies Inc. (NASDAQ: VMAR) is a leading innovator in high-voltage electric propulsion systems for the recreational marine industry. The Company’s E-Motion™ powertrain offers OEMs and consumers a scalable, zero-emission, high-performance alternative to internal combustion systems. Vision Marine’s mission is to transform the boating experience through technology, efficiency, and integrated end-to-end electric solutions. Visit: www.visionmarinetechnologies.com

About Nautical Ventures Group, Inc.
Nautical Ventures is an award-winning marine dealership headquartered in Florida, operating nine retail and service locations with global reach. Known for its innovation and bold branding, the company offers a full portfolio of marine products—spanning powerboats, yachts, tenders, catamarans, and electric vessels—supported by factory-trained service and international export capabilities. Nautical Ventures leads the market in real-world adoption of electric propulsion and is the creator of the “Orange is the New Green” campaign. Visit: https://www.nauticalventures.com/

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of U.S. securities laws, including statements related to the strategic, operational, and financial impacts of the acquisition. These statements are subject to risks and uncertainties, including those discussed in Vision Marine’s filings with the U.S. Securities and Exchange Commission. Vision Marine undertakes no obligation to update forward-looking statements except as required by law.

Investor Contact:
Bruce Nurse
Investor Relations
Vision Marine Technologies Inc.
(303) 919-2913
bn@v-mti.com